Exhibit 99.1

THIRD QUARTER REPORT FOR PERIOD ENDED 30 SEPTEMBER 2025

ASX: WDS | NYSE: WDS

Wednesday, 22 October 2025

Sangomar extends its run

Quarterly performance highlights

•	Quarterly production of 50.8 MMboe (552 Mboe/d), up 1% from Q2 2025. Full-year 2025 production guidance has been revised to 192 – 197 MMboe.

•	Continued exceptional performance from Sangomar, with 99 Mbbl/d produced (100% basis, 82 Mbbl/d Woodside share), generating $477 million revenue for the quarter.

•	Achieved outstanding Pluto LNG reliability of 100% for the quarter.

•	Achieved an average realised quarterly price of $60/boe, benefiting from diversified pricing and optimisation.

Project highlights

•	The Scarborough Energy Project was 91% complete, and is on track for first LNG in the second half of 2026.

•	The Beaumont New Ammonia Project was 97% complete, with Phase 1 targeting first ammonia production from late 2025.

•	The Trion Project was 43% complete, and is targeting first oil in 2028.

•	The Louisiana LNG Project, comprising three trains, was 19% complete. Train 1 was 25% complete and is targeting first LNG in 2029.

Business and portfolio highlights

•	Received the final environmental approval from the Australian Government on the North West Shelf Project Extension. The approval enables continued operations beyond 2030, allowing increased resource recovery and other resource owners gas processing subject to rigorous conditions.

•	Agreed to assume operatorship of the Bass Strait assets, unlocking potential development of additional gas resources, with completion targeted in 2026.

•	Completed the divestment of the Greater Angostura assets, receiving cash of $259 million.[1]

•	Entered into a sale and purchase agreement with PETRONAS and a heads of agreement with BOTAŞ for the long-term supply of LNG.[2]

2025 full-year guidance		Prior	Current	Comments

Production	MMboe	188 - 195	192 - 197	Continued strong performance across assets

Unit production cost	$/boe	8.0 - 8.5	7.6 - 8.1	Continued strong performance from Sangomar and US assets

Property, plant and equipment depreciation and amortisation	$ million	4,700 - 5,000	4,800 - 5,100

Exploration expenditure	$ million	200	No change

Payments for restoration	$ million	700 - 1,000	No change

Gas hub exposure[3]	% of produced LNG	28 - 35	27 - 31

Capital expenditure (excluding Louisiana LNG)[4],[5]	$ million	4,000 - 4,500	3,700 - 4,000	Timing of sustaining capital expenditure and Scarborough; no impact to total cost or start-up schedule.

Louisiana LNG expenditure5,[6]	$ million	1,000 - 1,200	No change

[1]	Includes a base purchase price of $206 million plus working capital completion adjustments, based on an effective date of 1 January 2025.
[2]	The BOTAŞ supply arrangement is subject to the parties entering a binding sales and purchase agreement.
[3]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.
[4]

Capital expenditure includes the following participating interests; Scarborough (74.9%), Pluto Train 2 (51%) and Trion (60%). It excludes the remaining Beaumont New Ammonia acquisition expenditure and Louisiana LNG expenditure.

[5]	The guidance assumes no change to participating interests in 2025.
[6]	Lousiana LNG (100% Louisiana LNG LLC and 60% Louisiana LNG Infrastructure LLC) capital expenditure adjusted for the cash contributions from Stonepeak.

1	Third quarter report for period ended 30 September 2025

Woodside CEO Meg O’Neill said the company maintained excellent operational performance over the quarter, while efficiently executing a global portfolio of growth projects to drive long-term shareholder value.

“Woodside delivered increased quarterly production of 51 million barrels of oil equivalent. Sangomar maintained its exceptional performance, producing 99 thousand barrels of oil per day at 98.2% reliability. Our Australian assets also demonstrated outstanding reliability of 100% at Pluto LNG and 99.9% at the North West Shelf Project.

“We received final Australian Government approval during the quarter for the North West Shelf Project Extension, providing certainty for ongoing operations and reliable energy supply from this high-quality asset.

“Our agreement to assume operatorship of the Bass Strait assets further strengthens Woodside’s Australian operations portfolio and unlocks potential development of additional gas resources.

“We continued safe delivery of Woodside’s major growth projects to schedule and budget.

“Strong momentum on delivery of the Scarborough Energy Project continues, which is now 91% complete and on track for first LNG in the second half of 2026. During the quarter, three more development wells were drilled with reservoir quality and well deliverability expectations in line with pre-drill estimates, and pre-commissioning of the subsea infrastructure was completed.

“Our Beaumont New Ammonia Project is 97% complete, with key systems now operational and commissioning activities underway. We continue to target first ammonia production in late 2025.

“Our Louisiana LNG Project, comprising three trains, has ramped up with more than 1,000 personnel now on site and construction is 19% complete. Strong support for the project from state and federal governments and the Louisiana community was in evidence at our groundbreaking ceremony in September.

“Customer demand for Woodside’s LNG remains robust. Our fully termed sales and purchase agreement with PETRONAS will see Woodside supply one million tonnes per annum of LNG to Malaysia from 2028 for a 15-year period. Under our heads of agreement with BOTAŞ, Woodside will supply the Turkish company with approximately 0.5 million tonnes per annum of LNG over nine years from 2030, subject to entering a binding sales and purchase agreement.

“Woodside continues to support our customers’ decarbonisation efforts. During the quarter, we signed a memorandum of understanding with Japan Suiso Energy and The Kansai Electric Power Co. to collaborate on the proposed development of a liquid hydrogen supply chain between Western Australia and Japan, centred on our proposed H2Perth Project. The Premier of Western Australia attended the signing event, highlighting the significance of this opportunity.”

2	Third quarter report for period ended 30 September 2025

Comparative performance at a glance

		Q3 2025	Q2 2025	Change %	Q3 2024	Change %	YTD 2025	YTD 2024	Change %

Revenue[7]	$ million	3,359	3,275	3%	3,707	(9%)	9,949	9,695	3%
Production[8]	MMboe	50.8	50.1	1%	53.1	(4%)	149.9	142.4	5%

Gas	MMscf/d	1,827	1,825	—	2,001	(9%)	1,831	1,939	(6%)
Liquids	Mbbl/d	231	230	—	226	2%	228	180	27%
Total	Mboe/d	552	550	—%	577	(4%)	549	520	6%
Sales[9]	MMboe	55.0	54.4	1%	56.1	(2%)	159.6	149.9	6%

Gas	MMscf/d	2,116	2,050	3%	2,172	(3%)	2,043	2,079	(2%)
Liquids	Mbbl/d	226	238	(5%)	228	(1%)	226	182	24%
Total	Mboe/d	598	598	—%	609	(2%)	585	547	7%

Average realised price	$/boe	60	59	2%	65	(8%)	61	63	(3%)
Capital expenditure	$ million	1,323	752	76%	3,033	(56%)	3,881	5,423	(28%)

Capex excluding Louisiana LNG[10]	$ million	1,047	868	21%	1,133	(8%)	2,820	3,523	(20%)
Louisiana LNG[11]	$ million	276	(116)	338%	—	—	1,061	—	—
Acquisitions	$ million	—	—	—	1,900	(100%)	—	1,900	(100%)

Operations

Pluto LNG

•	Achieved quarterly LNG reliability of 100%.

•	The XNA-03 infill well is progressing toward RFSU, targeted in H1 2026.

North West Shelf (NWS) Project

•	Achieved strong quarterly LNG reliability of 99.9%.

•	Completed planned maintenance offshore at North Rankin and onshore at Karratha Gas Plant (KGP), with production recommencing as planned.

•	Successfully started the Lambert West development well, tied back to the Angel platform.

•

Received the final environmental approval from the Australian Government on the NWS Project Extension, enabling processing of remaining infill and near-field opportunities from existing NWS reserves beyond 2030 and gas from other resource owners. Woodside has assessed the work required to meet the federal conditions; there is no material increase expected to forecast capital expenditure to maintain ongoing North West Shelf production. The federal conditions provide clarity on the modifications required at KGP that will support processing of other resource owners’ gas.

•	Subsequent to the quarter, two separate legal proceedings were commenced in the Federal Court of Australia challenging the Australian Government’s decision to approve the NWS Project Extension.

Wheatstone and Julimar-Brunello

•	Progressed the Julimar Phase 3 Project, a four-well tieback to the existing Julimar field production system. Drilling activities commenced in the quarter, with project startup targeted in 2026.

•	Completion of the asset swap with Chevron remains targeted for 2026.[12]

[7]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $28 million in Q3 2024 and $14 million in YTD 2024. These amounts will be included within other income/(expenses) in the Financial Statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[8]

Q3 2025 includes 0.32 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector. Percent change in total production may differ from percent change in daily production due to the number of days in each quarter.

[9]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.29 MMboe in Q3 2024 and 0.20 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[10]

Includes capital additions on property plant and equipment, evaluation capitalised and other corporate spend. Exploration capitalised has been reclassified from capital expenditure to other expenditure.

[11]

Capital expenditure for Louisiana LNG is presented as a net figure inclusive of cash contributions received from Stonepeak representing its share of the project’s capital expenditure to date. Q3 2025 includes a $222 million cash contribution.

[12]	Completion of the transaction is subject to conditions precedent.

3	Third quarter report for period ended 30 September 2025

Bass Strait

•

Agreed to assume operatorship of the Bass Strait assets from ExxonMobil Australia, with completion targeted for 2026.[13] Four potential development wells have been identified that could deliver up to 200 PJ of sales gas to the market, subject to further technical maturation and a final investment decision. This potential production has been identified from within the existing contingent resource opportunity set.[14]

•	Delivered reliability of 90.5% during the peak winter period, the first winter post completion of the Gippsland Asset Streamlining Project.

•	Progressed the Kipper 1B Project with drilling activities completed subsequent to the end of the period.

Sangomar

•	Achieved average daily production rate of 99 Mbbl/d (100% basis, 82 Mbbl/d Woodside share) at 98.2% reliability.

•	Strong field performance in the S500 reservoirs resulted in an additional 18.4 million barrels of proved (1P) reserves being added in July.[15]

•	Production from the Sangomar field remained on plateau through the quarter, with the field expected to come off plateau during Q4 2025.

•	Recognised as International Local Content Champion of the Year by African Energy Week 2025 for commitment to building local capacity and fostering skills transfer.

United States of America

•	Achieved strong quarterly production at Shenzi, supported by reliability of 97.1%.

•	Commenced drilling activities on the Atlantis Drill Center 1 Expansion Project.

•	Achieved first production from the Argos Southwest Extension Project in August, 25 months after finishing the appraisal well.

Greater Angostura

•

On 11 July 2025, completed the divestment of the Greater Angostura assets to Perenco which includes Woodside’s interest in the shallow water Angostura and Ruby offshore oil and gas fields, associated production facilities, and onshore terminal, receiving cash of $259 million.[16]

Marketing

•

Signed a fully termed sales and purchase agreement with PETRONAS LNG Ltd, a subsidiary of Petroliam Nasional Berhad (PETRONAS), for the supply of 1 Mtpa of LNG to Malaysia from 2028 for a period of 15 years.

•

Signed a heads of agreement with Boru Hatlarıile Petrol Taşıma A.Ş. (BOTAŞ), for the supply of approximately 0.5 Mtpa of LNG from 2030, for a period of up to nine years. Supply will primarily be from the Louisiana LNG Project. The supply arrangement is subject to the parties entering a binding sales and purchase agreement.

•

Woodside held a naming ceremony for two new LNG charter vessels, the Woodside Jirrubakura and the Woodside Barrumbara. The Woodside Jirrubakura was delivered during the quarter and will support the start-up of the Scarborough Energy Project.

•	Executed incremental pipeline gas sales of:

•	4.9 PJ in Western Australia for delivery in 2025. Woodside continues to engage with the Western Australian domestic market on additional spot supply and requirements for 2026 and 2027.

•	29.2 PJ in Eastern Australia for delivery in 2026 and 2027.

•

Supplied 29.8% of produced LNG at prices linked to gas hub indices in the quarter, realising a $2.4/MMBtu premium compared to oil-linked pricing. This represents 10.9% of Woodside’s total equity production.

[13]	The transaction is subject to customary conditions precedent (including obtaining regulatory approvals).
[14]	Refer to Woodside’s Reserves and Resources Statement dated 17 February 2025 for further information on the Bass Strait reserves and resources.
[15]	Refer to page 8 of Woodside’s Half-Year Report 2025 dated 19 August 2025 and to Notes to petroleum reserves and resources on page 20 for details of disclaimers.
[16]	Includes a base purchase price of $206 million plus working capital completion adjustments, based on an effective date of 1 January 2025.

4	Third quarter report for period ended 30 September 2025

Business Development

•

Signed a non-binding memorandum of understanding with Hyundai Engineering and Hyundai Glovis, establishing a strategic framework to collaborate on LNG project development, engineering services and shipping logistics.

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 Projects were 91% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	Continued integration and commissioning activities for the floating production unit ahead of China departure in November.

•

Continued drilling of the development wells with the fourth, fifth and sixth wells drilled and completed. Subsequent to the period, the seventh development well was drilled. Reservoir quality and well deliverability expectations continue to be in line with pre-drill estimates.

•	Completed the installation, testing and pre-commissioning of the subsea infrastructure.

•	Pluto Train 2 workforce numbers remain at peak levels. Key activities include piping and electrical installation, system testing and commissioning.

•	Completed installation of structural decks on the Pluto Train 1 modifications modules. Key activities include piping, electrical and equipment installation.

•

The Federal Court of Australia confirmed the validity of the National Offshore Petroleum and Safety and Environmental Management Authority’s acceptance of the Scarborough Offshore Facility and Trunkline (Operations) Environment Plan.

•	First LNG cargo is on track for the second half of 2026.

Beaumont New Ammonia

•	The Beaumont New Ammonia Project was 97% complete at the end of the quarter.

•	Pre-commissioning and commissioning activities for Train 1 remain underway. Key systems are now operational.

•	Catalyst loading in the ammonia converter has begun and commissioning of critical equipment is scheduled to begin in October.

•	First ammonia production is targeted for late 2025, subject to satisfying the commissioning and startup requirements for the facility.

•	Project completion and associated payment of the remaining 20% of the acquisition consideration is expected in 2026.

Trion

•	The Trion Project was 43% complete at the end of the quarter.

•	Progressed fabrication of the floating production unit hull and topside.

•	Commenced fabrication and progressed detailed engineering of the floating storage and offloading unit.

•	Progressed manufacturing of subsea equipment, with the first manifold completed.

•	Received regulatory approval for the Environmental Impact Assessment.

•	First oil is targeted for 2028.

Louisiana LNG

•	The Louisiana LNG Project, comprising three trains, was 19% complete and first LNG is targeted for 2029.

•	Train 1 was 25% complete at the end of the quarter. First deliveries of structural steel and process piping were received for Train 1 construction.

•	Train 2 and 3 were 14% and 12% complete respectively at the end of the quarter. Foundation work for both are underway.

•	Commenced LNG tank vertical construction.

•	Continued focus on progressing the marine offloading facility, marine dry excavation, and civil works.

•	Progressed securing rights of way for new build pipeline (Line 200) to terminal, currently secured 55% by length.

5	Third quarter report for period ended 30 September 2025

•	Received approval of the Quality Jobs incentive application from the Louisiana Board of Commerce and Industry. The incentive is estimated to provide $132 million in rebates for the Project.

Hydrogen Refueller @H2Perth

•	The Hydrogen Refueller @H2Perth is a self-contained hydrogen production, storage and refuelling station located in Perth, Western Australia.

•	Commissioning activities have commenced on site in preparation, ready for startup in Q4 2025.

•	First hydrogen production is targeting the first half of 2026.[17]

Decommissioning

•	Recommenced offshore decommissioning execution activities on Stybarrow and Griffin in accordance with revised General Direction requirements.

•	Completed removal of xmas trees from the ten Stybarrow wells and commenced removal of associated wellheads with four wellheads removed in Q3.

•	Completed removal of Griffin mid-depth buoy chains.

•	Commenced preparations for planned removal of the Echo Yodel umbilical in Q4 2025.

•	In Bass Strait, 11 wells were plugged in the quarter. Received funding approval for the offshore platform removal campaign 1 project and progressed environmental approvals.

Exploration and development

Browse

•

In August, the Western Australian Environmental Protection Authority accepted an amendment to the Browse to North West Shelf Project proposal, which reflects changes to the development footprint and new environmental measures.

•	In September, the Department of Climate Change, Energy, the Environment and Water (DCCEEW) accepted the corresponding amendment to the Commonwealth Browse to North West Shelf Project proposal.

•

Following the referral of the Browse CCS Project in October 2024, awaiting a decision by DCCEEW on the assessment approach and corresponding level of assessment for the Browse CCS Project environmental proposal under the Environment Protection and Biodiversity Conservation Act.

•	Engaged contractors to progress pre-FEED engineering scopes for floating production, storage and offtake facilities.

Sunrise

•

Woodside remains engaged with both the Timor-Leste and Australian Governments, as well as the Sunrise Joint Venture participants, to evaluate and address technical and commercial factors that support the intended development of the fields.

•

Following Woodside’s visit to Timor-Leste’s south coast as a potential location for processing Sunrise gas, a reciprocal visit was hosted in Karratha and Perth for the Timor-Leste Minister of Petroleum and Mineral Resources and a senior Timorese delegation to demonstrate Woodside’s LNG project execution skills and capabilities.

Calypso

•	The Calypso Joint Venture continues to review development options. Concept select engineering studies to mature the technical and commercial definition were completed in Q3.

Exploration

•	Acquired 17.5% working interest across five blocks in the Green Canyon (United States) offshore area.

•	The Bandit-1 well (non-operated) was spud in September 2025 in permit area GC 680.

[17]	The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

6	Third quarter report for period ended 30 September 2025

New energy and carbon solutions

H2 Perth

•

Woodside Energy, Japan Suiso Energy, Ltd. and The Kansai Electric Power Co., Inc. have signed a memorandum of understanding to collaborate on the development of a liquid hydrogen supply chain between Australia and Japan, centered on Woodside’s proposed H2Perth Project.

Carbon capture and storage (CCS) opportunities

•	The Bonaparte CCS Assessment Joint Venture continued with pre-front end engineering design.

•	Woodside continues to assess the South East Australia CCS opportunity.

Corporate activities

Climate and sustainability

•	On track to meet Woodside’s target of reducing net equity Scope 1 and 2 greenhouse gas emissions by 15% by 2025.[18],[19]

•

Released Woodside’s 2024 Reconciliation Action Plan Report. The report outlines progress against four pillars: Respect for Culture and Heritage, Capability and Capacity, Economic Participation and Stronger Communities.

Hedging

•	As at 30 September 2025, delivered approximately 83% of the 30 MMboe of 2025 oil production that was previously hedged at an average price of $78.7 per barrel.

•

The realised value of all hedged positions for the period ended 30 September 2025 is an estimated pre-tax profit of $139 million, with a $135 million profit related to oil price hedges offset by a $16 million loss related to Corpus Christi hedges, and a $20 million profit related to other hedge positions. Hedging profits will be included in ‘other income’ except hedging profits related to interest rate swaps which will be included in ‘finance income’ in the financial statements.

Funding and liquidity

•	As at 30 September 2025, Woodside had liquidity of approximately $8,300 million.

Embedded commodity derivative

•

In 2023, Woodside entered into a revised long-term gas sale and purchase contract with Perdaman. A component of the selling price is linked to the price of urea, creating an embedded commodity derivative in the contract. The fair value of the embedded derivative is estimated using a Monte Carlo simulation model.

•	As there is no long-term urea forward curve, Title Transfer Facilities (TTF) continues to be used as a proxy to simulate the value of the derivative over the life of the contract.

•	For the quarter ended 30 September 2025, an unrealised loss of approximately $15 million is expected to be recognised through other income.

Capital Markets Day

•	Woodside’s Capital Markets Day 2025 will be held on Wednesday, 5 November 2025, commencing at 9:30 AEDT / 6:30 AWST / 16:30 CST (Tuesday, 4 November 2025).

•	A live webcast of the event will be available at https://meetings.lumiconnect.com/300-031-281-118.

Upcoming events 2025-2026

November	5	Capital Markets Day

January	28	Fourth quarter 2025 report

February	24	2025 Annual Report

[18]

Targets are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

[19]	This means net equity Scope 1 and 2 greenhouse gas emissions for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base.

7	Third quarter report for period ended 30 September 2025

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd
ACN 004 898 962
Vanessa Martin	Christine Abbott	Mia Yellagonga
M: +61 477 397 961	M: +61 484 112 469	11 Mount Street
E: investor@woodside.com	E: christine.abbott@woodside.com	Perth WA 6000
Australia
T: +61 8 9348 4000
www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

8	Third quarter report for period ended 30 September 2025

Production summary

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gas	MMscf/d	1,827	1,825	2,001	1,831	1,939
Liquids	Mbbl/d	231	230	226	228	180
Total	Mboe/d	552	550	577	549	520

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	5,895	5,375	7,029	17,665	22,309
Pluto[20]	Mboe	12,328	11,097	12,007	33,855	35,487
Wheatstone	Mboe	2,677	2,424	2,565	7,523	6,881
Total	Mboe	20,900	18,896	21,601	59,043	64,677

Pipeline gas
Bass Strait	Mboe	3,929	3,653	4,069	10,774	9,838
Other[21]	Mboe	3,921	3,975	4,016	11,703	11,142
Total	Mboe	7,850	7,628	8,085	22,477	20,980

Crude oil and condensate
North West Shelf	Mbbl	1,093	912	1,265	3,111	3,937
Pluto[20]	Mbbl	989	899	966	2,745	2,830
Wheatstone	Mbbl	471	419	474	1,331	1,316
Bass Strait	Mbbl	505	457	701	1,364	1,696
Macedon & Pyrenees	Mbbl	347	558	633	1,274	849
Ngujima-Yin	Mbbl	960	1,084	1,231	2,769	3,091
Okha	Mbbl	575	587	615	1,474	1,572
Total	Mboe	4,940	4,916	5,885	14,068	15,291

NGL
North West Shelf	Mbbl	258	207	288	695	857
Pluto[20]	Mbbl	65	52	55	169	168
Bass Strait	Mbbl	842	753	1,152	2,263	2,925
Total	Mboe	1,165	1,012	1,495	3,127	3,950

Total Australia[22]	Mboe	34,855	32,452	37,066	98,715	104,898

	Mboe/d	379	357	403	362	383

[20]	Q3 2025 includes 2.10 MMboe of LNG, 0.09 MMboe of condensate and 0.07 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.
[21]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[22]	Q3 2025 includes 0.32 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

9	Third quarter report for period ended 30 September 2025

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024

INTERNATIONAL

Pipeline gas

USA	Mboe	491	409	327	1,278	1,011

Trinidad & Tobago	Mboe	242	2,205	2,289	4,863	6,528

Other[23]	Mboe	6	5	-	34	-

Total	Mboe	739	2,619	2,616	6,175	7,539

Crude oil and condensate

Atlantis	Mbbl	2,783	2,604	2,351	7,859	6,811

Mad Dog	Mbbl	2,310	2,470	2,363	7,357	8,072

Shenzi	Mbbl	2,088	2,021	2,047	6,431	6,785

Trinidad & Tobago	Mbbl	13	93	143	205	363

Sangomar	Mbbl	7,516	7,396	5,902	21,922	6,442

Other[23]	Mbbl	5	-	81	5	243

Total	Mboe	14,715	14,584	12,887	43,779	28,716

NGL

USA	Mbbl	442	398	515	1,238	1,263

Other[23]	Mbbl	3	3	-	18	-

Total	Mboe	445	401	515	1,256	1,263

Total International	Mboe	15,899	17,604	16,018	51,210	37,518
	Mboe/d	173	193	174	188	137

Total Production	Mboe	50,754	50,056	53,084	149,925	142,416
	Mboe/d	552	550	577	549	520

[23]	Overriding royalty interests held in the USA for several producing wells.

10	Third quarter report for period ended 30 September 2025

Product sales

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gas	MMscf/d	2,116	2,050	2,172	2,043	2,079
Liquids	Mbbl/d	226	238	228	226	182

Total	Mboe/d	598	598	609	585	547

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	4,743	5,059	7,353	16,689	22,442
Pluto	Mboe	13,609	11,969	12,014	35,254	35,276
Wheatstone[24]	Mboe	1,623	3,346	3,345	7,186	8,104

Total	Mboe	19,975	20,374	22,712	59,129	65,822

Pipeline gas
Bass Strait	Mboe	4,070	3,620	4,163	10,989	10,241
Other[25]	Mboe	4,028	3,833	3,816	11,445	10,145

Total	Mboe	8,098	7,453	7,979	22,434	20,386

Crude oil and condensate
North West Shelf	Mbbl	1,194	616	1,253	3,039	4,371
Pluto	Mbbl	1,338	650	858	2,693	2,781
Wheatstone	Mbbl	417	651	360	1,402	1,355
Bass Strait	Mbbl	531	599	662	1,664	1,530
Ngujima-Yin	Mbbl	1,171	1,151	1,082	2,985	3,099
Okha	Mbbl	-	1,256	618	1,256	1,808
Macedon & Pyrenees	Mbbl	496	498	498	1,493	994

Total	Mboe	5,147	5,421	5,331	14,532	15,938

NGL
North West Shelf	Mbbl	430	-	249	907	770
Pluto	Mbbl	105	-	52	215	156
Bass Strait	Mbbl	374	1,010	1,142	1,610	2,288

Total	Mboe	909	1,010	1,443	2,732	3,214

Total Australia	Mboe	34,129	34,258	37,465	98,827	105,360
	Mboe/d	371	376	407	362	385

[24]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.29 MMboe in Q3 2024 and 0.20 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[25]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

11	Third quarter report for period ended 30 September 2025

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
INTERNATIONAL
Pipeline gas
USA	Mboe	344	324	286	962	908
Trinidad & Tobago	Mboe	243	2,233	2,004	4,750	6,067
Other[26]	Mboe	4	4	2	12	13

Total	Mboe	591	2,561	2,292	5,724	6,988

Crude oil and condensate
Atlantis	Mbbl	2,801	2,606	2,436	7,901	6,875
Mad Dog	Mbbl	2,310	2,485	2,489	7,415	8,158
Shenzi	Mbbl	2,094	2,030	2,032	6,326	6,814
Trinidad & Tobago	Mbbl	5	133	221	181	292
Sangomar	Mbbl	6,833	7,505	6,070	20,859	6,070
Other[26]	Mbbl	47	47	45	151	164

Total	Mboe	14,090	14,806	13,293	42,833	28,373

NGL
USA	Mbbl	440	385	388	1,196	1,255
Other[26]	Mbbl	2	2	1	6	7

Total	Mboe	442	387	389	1,202	1,262

Total International	Mboe	15,123	17,754	15,974	49,759	36,623
	Mboe/d	164	195	174	182	134

MARKETING[27]

LNG	Mboe	5,492	2,337	2,077	10,579	6,756
Liquids	Mboe	249	64	555	417	1,163

Total	Mboe	5,741	2,401	2,632	10,996	7,919

Total Marketing	Mboe	5,741	2,401	2,632	10,996	7,919

Total sales	Mboe	54,993	54,413	56,071	159,582	149,902
	Mboe/d	598	598	609	585	547

[26]	Overriding royalty interests held in the USA for several producing wells.
[27]	Purchased volumes sourced from third parties.

12	Third quarter report for period ended 30 September 2025

Revenue (US$ million)

	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
AUSTRALIA
North West Shelf	323	295	520	1,153	1,636
Pluto	1,000	827	920	2,539	2,556
Wheatstone[28]	135	255	265	589	676
Bass Strait	265	283	344	776	814
Macedon	44	52	48	148	147
Ngujima-Yin	88	86	94	231	277
Okha	-	90	51	90	147
Pyrenees	37	39	44	120	88
Total Australia	1,892	1,927	2,286	5,646	6,341

INTERNATIONAL
Atlantis	196	181	194	568	558
Mad Dog	150	161	192	501	645
Shenzi	142	138	160	447	555
Trinidad & Tobago[29]	6	78	63	150	162
Sangomar	477	510	464	1,468	464
Other[30]	2	4	3	9	13
Total International	973	1,072	1,076	3,143	2,397

Marketing revenue[31]	452	232	285	996	777

Total sales revenue[32]	3,317	3,231	3,647	9,785	9,515

Processing revenue	39	35	54	148	167
Shipping and other revenue	3	9	6	16	13
Total revenue	3,359	3,275	3,707	9,949	9,695

[28]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $28 million in Q3 2024 and $14 million in YTD 2024. These amounts will be included within other income/(expenses) in the financial statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[29]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[30]	Overriding royalty interests held in the USA for several producing wells.
[31]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and Liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[32]	Referred to as ‘Revenue from sale of hydrocarbons’ in Woodside financial statements. Total sales revenue excludes all hedging impacts.

13	Third quarter report for period ended 30 September 2025

Realised prices

	Units	Q3 2025	Q2 2025	Q3 2024	Units	Q3 2025	Q2 2025	Q3 2024
LNG produced	$/MMBtu	9.5	9.8	10.8	$/boe	60	62	68
LNG traded[33]	$/MMBtu	11.2	11.4	11.2	$/boe	71	72	71
Pipeline gas					$/boe	38	36	38
Oil and condensate	$/bbl	68	68	78	$/boe	68	68	78
NGL	$/bbl	41	43	48	$/boe	41	43	48
Liquids traded[33]	$/bbl	60	68	60	$/boe	60	68	60
Average realised price for pipeline gas:
Western Australia	A$/GJ	6.8	6.8	6.5
East Coast Australia	A$/GJ	12.9	13.4	14.2
International	$/Mcf	4.2	4.7	4.3
Average realised price	$/boe	60	59	65
Dated Brent	$/bbl	69	68	80
JCC (lagged three months)	$/bbl	75	79	88
WTI	$/bbl	65	64	75
JKM	$/MMBtu	12.5	12.5	12.4
TTF	$/MMBtu	11.7	12.2	11.2

Average realised price increased 2% from the prior quarter reflecting higher Dated Brent and West Texas Intermediate (WTI).

[33]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

14	Third quarter report for period ended 30 September 2025

Capital expenditure (US$ million)

	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Evaluation capitalised[34]	8	17	6	37	60
Property plant & equipment	1,032	828	1,076	2,749	3,301
Other [35]	7	23	51	34	162
Capital expenditure excluding Louisiana LNG	1,047	868	1,133	2,820	3,523
Louisiana LNG[36]	498	1,754	-	3,153	-
Cash contribution from Stonepeak[37]	(222)	(1,870)	-	(2,092)	-
Total Louisiana LNG	276	(116)	-	1,061	-
Total capital expenditure	1,323	752	1,133	3,881	3,523
Acquisitions[38]	-	-	1,900	-	1,900
Total	1,323	752	3,033	3,881	5,423

	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Scarborough	361	333	438	1,016	1,575
Trion	291	92	225	698	459
Sangomar	-	10	73	17	489
Other	395	433	397	1,089	1,000
Capital expenditure excluding Louisiana LNG	1,047	868	1,133	2,820	3,523

Other expenditure (US$ million)
	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Exploration capitalised34,[39]	17	-	-	22	22
Exploration and evaluation expensed[40]	46	46	90	127	190
Permit amortisation	2	-	2	5	8
Total	65	46	92	154	220

Trading costs	445	178	132	855	405

[34]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

[35]	Other primarily incorporates corporate spend including SAP build costs, other investments and other capital expenditure.
[36]	Capital expenditure for Louisiana LNG is presented at 100% working interest equity.
[37]	Cash contributions received from Stonepeak represent its share of the project’s capital expenditure since the effective date of 1 January 2025.
[38]	Acquisition of OCI’s Clean Ammonia Project in Beaumont, Texas
[39]

Exploration capitalised has been reclassified from capital expenditure to other expenditure. Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[40]	Includes seismic and general permit activities and other exploration costs.

15	Third quarter report for period ended 30 September 2025

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[41]	Remarks

United States	GC 680	Bandit-1	Oil	17.5% Non-operator	2 September 2025	1,555	10,811	Drilling

Permits and licences

Key changes to permit and licence holdings during the quarter ended 30 September 2025 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks

	GC 679, GC 768	(14.4%)	17.5%	Licence assignment[42]

	GC 680, GC 723, GC 724	17.5%	17.5%	Licence assignment[42]

	MC 411, MC 412	(25%)	—	Licence expired

United States	GC 80, GC 123	(75%)	—	Licence expired

	GB 678, GC 663, GC 664, GB 630, GB 676, GB 677, GB 762, GB 805, GB 806, GB 851, GB 852, GB 895, GB 672, GB 716, GB 760	(100%)	—	Licence relinquished

	EB 566, EB 567, EB 610, EB 611	(70%)	—	Licence relinquished

[41]	Well depths are referenced to the rig rotary table.
[42]	Awaiting Bureau of Ocean Energy Management approval.

16	Third quarter report for period ended 30 September 2025

Production rates

Average daily production rates (100% project) for the quarter ended 30 September 2025:

	Woodside share[43]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2025	Jun 2025
AUSTRALIA
NWS Project
LNG	29.33%	218	202	Production was higher due to planned maintenance in prior quarter.
Crude oil and condensate	29.53%	40	34
NGL	29.58%	9	8

Pluto LNG
LNG	90.00%	123	115	Production was higher due to increased reliability.
Crude oil and condensate	90.00%	11	10

Pluto-KGP Interconnector
LNG	100.00%	23	19	Production was higher due to greater processing capacity at the Karratha Gas Plant.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[44]
LNG	12.40%	235	231	Production was higher due to increased seasonal plant capacity.
Crude oil and condensate	16.31%	31	31

Bass Strait
Pipeline gas	45.48%	94	84	Production was higher due to increased seasonal demand.
Crude oil and condensate	45.29%	12	11
NGL	46.47%	20	18

Australia Oil
Ngujima-Yin	60.00%	17	20	Production was lower due to reliability.
Okha	50.00%	13	13
Pyrenees	63.34%	6	9

Other
Pipeline gas[45]		43	44

[43]	Woodside share reflects the net realised interest for the period.
[44]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has a 65% participating interest and is the operator.
[45]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

17	Third quarter report for period ended 30 September 2025

	Woodside share[46]	Production rate (100% project, Mboe/d)		Remarks
		Sep 2025	Jun 2025
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	79	74	Production was higher with new well online.
NGL	38.50%	7	6
Pipeline gas	38.50%	11	8

Mad Dog
Crude oil and condensate	20.86%	120	130	Production was lower due to planned Southwest Extension tie in works.
NGL	20.86%	4	4
Pipeline gas	20.86%	2	2

Shenzi
Crude oil and condensate	64.57%	35	34
NGL	64.63%	2	2
Pipeline gas	64.60%	1	1

Trinidad & Tobago
Crude oil and condensate	79.14%[47]	–	1	Greater Angostura divestment completed in July.
Pipeline gas	47.05%[47]	6	51

Sangomar
Crude oil	82.52%[47]	99	101

[46]	Woodside share reflects the net realised interest for the period.
[47]	Operations governed by production sharing contracts.

18	Third quarter report for period ended 30 September 2025

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products, potential investment decisions, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, income, expenses, costs, losses, capital and exploration expenditure, gas hub exposure and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’, and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, sustainability and environmental risks, climate related transition and physical risks, changes in accounting, standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including but not limited to those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

19	Third quarter report for period ended 30 September 2025

Other important information

All figures are Woodside share for the quarter ending 30 September 2025, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Notes to petroleum reserves and resources

1.

The petroleum resource estimates are quoted as at the effective date of 30 September 2025, net Woodside share. For details of Woodside’s year end 2024 reserves position, see the Reserves and Resources Statement included in the 2024 Annual Report. US Investors should refer to “Additional information for US investors concerning reserves and resources estimates” below.

2.

All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information becomes available.

3.	The reference point is defined as the outlet of the floating production storage and offloading facility (FPSO).

4.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS) (SPE-PRMS) guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Woodside estimates and reports its proved plus probable reserves in accordance with SPE-PRMS guidelines which are not compliant with SEC regulations.

5.

Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

6.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

7.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

8.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

9.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

10.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

11.

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The reserves and resources estimates included in this announcement are issued with the prior written consent of Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA) and 27 years of relevant experience.

20	Third quarter report for period ended 30 September 2025

Additional information for US investors concerning resource estimates

Woodside is an Australian company with securities listed on the Australian Securities Exchange and the New York Stock Exchange. As noted above, Woodside estimates and reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves’, ‘best estimate (2C) contingent resources’, ‘reserves and contingent resources’, ‘proved plus probable’, ‘developed and undeveloped’, ‘probable developed’, ‘probable undeveloped’, ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC is filed with the SEC as part of Woodside’s annual report on Form 20-F. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available at www.sec.gov.

Glossary, units of measure and conversion factors

Refer to the Glossary in the Annual Report 2024 for definitions, including carbon related definitions.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG Conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto LNG Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

21	Third quarter report for period ended 30 September 2025

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
Mtpa	million tonnes per annum
PJ	petajoule
scf	standard cubic feet of gas
TJ	terajoule

Glossary

Refer to the Glossary in the Annual Report for definitions, including carbon related definitions.

22	Third quarter report for period ended 30 September 2025